NEWS RELEASE

Bonanza
TSX Venture Exchange
Trading Symbol: BZA

AMERICAN BONANZA ENCOUNTERS ANOMALOUS GOLD AND INDICATOR
ELEMENT MINERALIZATION AT THE GOLD BAR PROPERTY IN NEVADA

August 27, 2003 - AMERICAN BONANZA GOLD MINING CORP. (“Bonanza”) is pleased to report on the status of the initial drill hole of the deep drilling program at the Gold Bar Property located in the Battle Mountain/Eureka mineral belt in central Nevada. The Gold Bar project is subject to an option agreement with American Nevada Gold Corp., with Bonanza acting as Operator of the project.

To date the drill hole, BZGB-01, has been drilled to a depth of 4,200 feet by reverse circulation drilling and has returned geochemically anomalous gold, silver and arsenic mineralization over much of its length. A total of 2,020 feet throughout the hole is anomalous with respect to gold (averaging 20 ppb gold), which represents nearly half of the hole (48%). A total of 1,835 feet throughout the hole is anomalous with respect to arsenic (averaging 42 ppm arsenic), which represents nearly half of the hole (44%). A total of 660 feet throughout the hole (16% of the hole) is anomalous with respect to silver, averaging 288 ppb silver.

Gold, silver and arsenic are considered the most important indicator elements for gold for this target deposit type. These broad, low level anomalies are very encouraging, and are thought to represent leakage of mineralizing hydrothermal fluids out from the target feeder fault system.

At the bottom of the hole a visible increase in fracturing and alteration was encountered in the Lone Mountain Dolomite indicating close proximity to the targeted Roberts Mountains Formation. At 4,200 feet the capacity of the reverse circulation drilling rig had been reached and a decision was made by Bonanza personnel to continue the drilling with a core drilling rig. In the process of extracting the drill rods, a drilling contractor error caused 700 feet of drill steel to be lost, dropping to the bottom of the hole. The hole is otherwise intact to an approximate depth of 3,500 feet and will be re-entered with a core drilling rig and drilled to the targeted Roberts Mountains Formation. The timing of this drilling will be the subject to American Nevada Gold Corp.’s funding of its year 2 funding commitment totalling Cdn. $1,100,000.

Drilling services were provided by Lang Exploratory Drilling of Elko, Nevada. The drilling and assaying were conducted under the supervision of Gregory French, CPG #10708, a Qualified Person as defined in Canadian National Instrument 43-101. A downhole surveying contractor under direct supervision of Bonanza personnel preformed downhole surveys.

The samples were bagged, labeled and tied at the drill site. Reference samples for each interval were collected and stored in plastic chip trays. Geologic information was recorded on standardized logging forms which included color, rock type, alteration, mineral species and abundance. Samples were collected on 5 foot (1.5m) or 10 foot (3m) intervals, depending on rock type.

The samples were picked up from the drill site by American Assay Laboratories (AAL) in Sparks, Nevada. AAL is ISO /IEC 17025 certified and has successfully completed Canadian proficiency testing (CCRMP).

Drill cuttings were dried, crushed to –10 mesh, split to 1,000 grams, pulverized to –150 mesh, split to 250 - 300 gram pulps, fire assayed for gold and silver using one assay ton fire assay with gravimetric finish. Drill rig duplicates, standards, and blanks were submitted to additional labs for verification. A total of 443 drill samples were sent for fire assay, and an additional 24 duplicate, standard and blank assays were performed.

Composite samples comprising the entire hole were analyzed for trace element geochemistry using ICP on a total of 275 samples.

Production at the Gold Bar Pit by Atlas Corporation and its subsidiaries began in 1987 and continued until the mine closed in 1994. A total of 7,514,600 tons grading 0.074 opt gold were produced, with recoveries averaging 87%, resulting in production of 485,000 ounces of gold, as previously announced.

COPPERSTONE DRILLING UPDATE

Underground core drilling is progressing at the Copperstone Project in Arizona with assays results expected to be released in September.

Additional information about Bonanza can be obtained at the company’s website: www.americanbonanza.com

AMERICAN BONANZA GOLD MINING CORP.

(signed) Brian Kirwin
President and Chief Executive Officer

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

For further information call or write:

Brian Kirwin, President and Chief Executive Officer (775) 824-0707
Giulio T. Bonifacio, Executive Vice President and Chief Financial Officer (604) 699-0023